SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0001119605
(Registrant CIK Number)

Form 8-K (filed October 7, 2004)
(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))

333-109318
(SEC File Number, if Available)

____
(Name of Person Filing the Document (if Other Than the Registrant))

04044808

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Anaheim, state of California, October 6, 2004.

Long Beach Securities Corp.
(Registrant)

By ______________________, Authorized Officer
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________________, 200_, that the information set forth in this statement is true and complete.

By______________________
(Name)

____
(Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 6, 2004**

LONG BEACH SECURITIES CORP.

(as depositor under the Pooling and Servicing Agreement, dated as of October 1, 2004, providing for the issuance of Asset-Backed Certificates, Series 2004-6)

(Exact name of registrant as specified in its charter)

333-109318
(Commission File Number)

Delaware (State or other jurisdiction of incorporation)	**33-0917586** (I.R.S. Employer Identification No.)

1400 South Douglass Road, Suite 100, Anaheim, California 92806
(Address of principal executive offices, with zip code)

(714) 939-5200
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

Description of the Certificates and the Mortgage Pool

Long Beach Securities Corp. (the "Registrant") plans a series of certificates, entitled Long Beach Mortgage Loan Trust 2004-6, Asset-Backed Certificates, Series 2004-6 (the "Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of October 1, 2004, among the Registrant as depositor, Long Beach Mortgage Company as master servicer and Deutsche Bank National Trust Company as trustee. The Certificates to be designated as the Series 2004-6 Certificates will represent in the aggregate the entire beneficial ownership interest in a trust fund (the "Trust Fund") consisting primarily of a pool of fixed rate and adjustable rate, first lien residential mortgage loans having original terms to maturity up to 30 years (the "Mortgage Loans").

Collateral Term Sheets

Lehman Brothers Inc. and WaMu Capital Corp. (together, the "Underwriters") have advised the Registrant that they have furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Collateral Term Sheets", in written form, which Collateral Term Sheets are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund.

The Collateral Term Sheets have been provided by the Underwriters. The information in the Collateral Term Sheets is preliminary and will be superseded by a prospectus supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Collateral Term Sheets were prepared by the Underwriters at the request of certain prospective investors. The Collateral Term Sheets may be based on information that differs from the information set forth in the prospectus supplement.

Item 9.01. Financial Statements and Exhibits

(a) <u>Financial Statements.</u>
Not applicable.

(b) <u>PRO FORMA Financial Information.</u>
Not applicable.

(c) <u>Exhibits</u>

Exhibit No.	Item 601(A) of Regulation S-K Exhibit No.	Description
1	99.1	Collateral Term Sheets (as defined in Item 8.01) that have been provided by Lehman Brothers Inc. and WaMu Capital Corp. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2004-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LONG BEACH SECURITIES CORP.

Date: October 6 , 2004

By: [signature]
Name: Deven Patel
Title: Authorized Officer

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.1	Collateral Term Sheets (as defined in Item 8.01) that have been provided by Lehman Brothers Inc. and WaMu Capital Corp. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2004-6.	P

EXHIBIT 99.1

FILED BY PAPER

LONG BEACH MORTGAGE LOAN TRUST SERIES 2004-6

SENIOR/SUBORDINATE CERTIFICATES

Available Funds Floaters

No Hard Cap – Act/360 – No Delay

LBMLT 2004-6 Collateral Summary – Aggregate

Total Number of Loans	5,638	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,104,297,533	Yes	15.7%
Average Loan Principal Balance	$195,867	No	84.3%
Fixed Rate	9.0%		
Adjustable Rate	91.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	75.9%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.0%	Yes	70.3%
Weighted Average Margin	5.1%	No	29.7%
Weighted Average Initial Periodic Cap	1.1%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.0%	None	24.1%
Weighted Average Floor	7.0%	0.001 - 1.000	3.3%
Weighted Average Original Term (mo.)	359	1.001 - 2.000	61.4%
Weighted Average Remaining Term (mo.)	357	2.001 - 3.000	11.2%
Weighted Average Loan Age (mo.)	1		
Weighted Average Combined LTV	80.4%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	636	(Other states account individually for less than	
Non-Zero Weighted Average DTI	40.7%	3% of the Cut-off Date principal balance)	
% IO Loans	25.7%	CA	47.7%
		FL	6.0%
Lien Position		TX	4.9%
First	100.0%	WA	4.2%
		CO	4.0%
Product Type		IL	3.7%
2/28 ARM (Libor)	87.9%	NY	3.7%
Fixed Rate	9.0%		
3/27 ARM (Libor)	2.1%	**Occupancy Status**	
5/25 ARM (Libor)	0.7%	Primary Home	93.2%
Other	0.3%	Investment	6.1%
		Second Home	0.7%

Collateral information is as of the Cut-Off Date.

Collateral Characteristics - Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	268	$11,293,162.67	1.02%
50,000.01 - 100,000.00	1,140	85,138,716.18	7.71
100,000.01 - 150,000.00	1,212	151,104,002.30	13.68
150,000.01 - 200,000.00	881	153,261,790.86	13.88
200,000.01 - 250,000.00	615	137,881,992.76	12.49
250,000.01 - 300,000.00	489	133,596,760.56	12.10
300,000.01 - 350,000.00	313	101,505,844.49	9.19
350,000.01 - 400,000.00	280	105,094,277.66	9.52
400,000.01 - 450,000.00	134	56,862,560.97	5.15
450,000.01 - 500,000.00	115	54,771,403.74	4.96
500,000.01 - 550,000.00	62	32,500,896.22	2.94
550,000.01 - 600,000.00	65	37,661,852.43	3.41
600,000.01 - 650,000.00	31	19,496,230.26	1.77
650,000.01 - 700,000.00	17	11,499,231.99	1.04
700,000.01 - 750,000.00	9	6,630,742.73	0.60
750,000.01 - 800,000.00	1	774,439.07	0.07
800,000.01 - 850,000.00	3	2,489,765.75	0.23
850,000.01 - 900,000.00	2	1,734,657.68	0.16
950,000.01 - 1,000,000.00	1	999,204.26	0.09
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Minimum: $19,080.11
Maximum: $999,204.26
Average: $195,866.89

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	75	$20,035,089.17	1.81%
5.501 - 6.000	434	118,051,430.60	10.69
6.001 - 6.500	934	233,680,565.41	21.16
6.501 - 7.000	1,247	275,480,499.91	24.95
7.001 - 7.500	940	177,826,101.48	16.10
7.501 - 8.000	827	131,808,669.90	11.94
8.001 - 8.500	422	63,717,509.25	5.77
8.501 - 9.000	324	42,066,756.33	3.81
9.001 - 9.500	187	20,575,885.76	1.86
9.501 - 10.000	124	11,084,607.16	1.00
10.001 - 10.500	65	5,313,962.14	0.48
10.501 - 11.000	26	2,153,230.47	0.19
11.001 - 11.500	15	1,229,722.12	0.11
11.501 - 12.000	15	1,037,197.27	0.09
12.001 - 12.500	2	160,874.29	0.01
12.501 - 13.000	1	75,431.32	0.01
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Minimum: 4.700%
Maximum: 12.650%
Weighted Average: 7.025%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	79	$8,730,884.48	0.79%
181 - 240	8	706,526.05	0.06
301 - 360	5,551	1,094,860,122.05	99.15
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 359

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	79	$8,730,884.48	0.79%
181 - 240	8	706,526.05	0.06
301 - 360	5,551	1,094,860,122.05	99.15
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Minimum: 178
Maximum: 360
Weighted Average: 357

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
10.01 - 20.00	1	$89,931.17	0.01%
20.01 - 30.00	8	478,222.69	0.04
30.01 - 40.00	34	4,122,761.56	0.37
40.01 - 50.00	53	7,298,008.52	0.66
50.01 - 60.00	85	15,057,282.94	1.36
60.01 - 70.00	289	51,204,699.97	4.64
70.01 - 80.00	3,865	779,822,042.60	70.62
80.01 - 90.00	950	186,371,492.93	16.88
90.01 - 100.00	353	59,853,090.20	5.42
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Minimum: 16.07%
Maximum: 100.00%
Weighted Average: 80.38%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
451 - 500	4	$613,997.73	0.06%
501 - 550	613	99,771,972.05	9.03
551 - 600	1,220	213,743,533.97	19.36
601 - 650	1,638	324,632,399.13	29.40
651 - 700	1,452	306,012,249.33	27.71
701 - 750	557	125,831,078.45	11.39
751 - 800	151	33,088,401.19	3.00
801 >=	3	603,900.73	0.05
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Non-Zero Minimum: 500
Maximum: 814
Non-Zero WA: 636

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Purchase	3,289	$658,109,436.50	59.60%
Cash Out Refinance	2,078	394,426,693.60	35.72
Rate/Term Refinance	271	51,761,402.48	4.69
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Single Family	4,202	$808,027,185.29	73.17%
PUD	659	139,177,581.10	12.60
Condo	412	76,488,490.94	6.93
2 Family	269	59,938,269.24	5.43
3 Family	44	10,313,150.37	0.93
4 Family	32	7,650,701.44	0.69
Townhouse	20	2,702,154.20	0.24
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
CA-N	997	$297,599,015.22	26.95%
CA-S	844	228,896,194.74	20.73
FL	422	65,853,759.73	5.96
TX	470	54,309,333.51	4.92
WA	260	45,896,973.05	4.16
CO	248	44,457,469.66	4.03
IL	241	40,707,654.39	3.69
NY	136	40,575,871.15	3.67
GA	157	23,055,681.68	2.09
OR	134	21,164,487.70	1.92
MI	160	19,860,774.53	1.80
VA	94	19,668,701.63	1.78
MD	85	16,978,240.76	1.54
NJ	74	15,757,544.59	1.43
CT	63	12,353,011.24	1.12
NV	55	11,875,229.12	1.08
MA	53	11,438,894.26	1.04
UT	70	10,839,856.88	0.98
NC	97	10,491,279.09	0.95
TN	110	10,483,928.76	0.95
AZ	62	9,731,706.94	0.88
OH	96	9,621,519.25	0.87
PA	84	8,928,525.42	0.81
MN	41	8,683,606.43	0.79
WI	39	4,950,762.65	0.45
LA	58	4,931,515.47	0.45
MO	59	4,852,824.85	0.44
AL	55	4,738,923.26	0.43
OK	43	4,430,582.88	0.40
RI	19	3,969,874.00	0.36
Other	312	37,193,789.74	3.37
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
None	1,473	$266,281,411.55	24.11%
1% Amount Prepaid	3	164,659.59	0.01
1% Amount Prepaid >20% OrigBal	149	19,001,540.19	1.72
1% of OrigBal >20% OrigBal	73	7,988,300.56	0.72
2 Mo. Int. Amount Prepaid >20% OrigBal	1	55,972.74	0.01
2% Amount Prepaid	74	15,292,295.28	1.38
2% of UPB	59	12,450,481.75	1.13
2% of UPB >20% OrigBal	50	4,190,024.73	0.38
3 Mo. Int. Amount Prepaid	49	10,512,779.92	0.95
3% 2% 1% of OrigBal	2,015	290,023,028.95	26.26
3% of OrigBal	20	5,565,507.59	0.50
6 Mo. Int. Amount Prepaid >20% OrigBal	1,672	472,771,529.73	42.81
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Full	4,050	$752,385,734.01	68.13%
Stated	1,560	345,878,784.89	31.32
Limited	28	6,033,013.68	0.55
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
4.001 - 4.500	426	$89,001,734.92	8.86%
4.501 - 5.000	4,009	819,322,469.75	81.53
5.501 - 6.000	274	51,240,508.07	5.10
6.001 - 6.500	2	662,089.72	0.07
6.501 - 7.000	221	44,280,551.44	4.41
7.001 - 7.500	2	198,662.96	0.02
7.501 - 8.000	1	196,000.00	0.02
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

Minimum: 4.250%
Maximum: 7.600%
Weighted Average: 5.050%

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	4,738	$970,135,072.96	96.54%
3.000	197	34,766,943.90	3.46
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.069%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	4,935	$1,004,902,016.86	100.00%
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
10.501 - 11.000	3	$905,460.76	0.09%
11.001 - 11.500	70	18,802,322.11	1.87
11.501 - 12.000	404	111,647,763.84	11.11
12.001 - 12.500	866	218,897,395.37	21.78
12.501 - 13.000	1,101	247,808,145.44	24.66
13.001 - 13.500	799	160,000,314.87	15.92
13.501 - 14.000	693	114,683,874.63	11.41
14.001 - 14.500	374	58,702,241.64	5.84
14.501 - 15.000	281	38,339,464.60	3.82
15.001 - 15.500	156	17,940,679.05	1.79
15.501 - 16.000	96	9,173,260.29	0.91
16.001 - 16.500	51	4,231,224.64	0.42
16.501 - 17.000	19	1,811,040.08	0.18
17.001 - 17.500	10	1,029,014.02	0.10
17.501 - 18.000	10	768,941.23	0.08
18.001 - 18.500	2	160,874.29	0.02
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

Minimum: 10.700%
Maximum: 18.250%
Weighted Average: 13.001%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	74	$19,849,790.04	1.98%
5.501 - 6.000	406	112,509,106.68	11.20
6.001 - 6.500	870	219,464,413.32	21.84
6.501 - 7.000	1,104	248,100,289.62	24.69
7.001 - 7.500	799	160,597,923.98	15.98
7.501 - 8.000	690	113,811,423.33	11.33
8.001 - 8.500	370	57,688,927.77	5.74
8.501 - 9.000	279	38,058,428.88	3.79
9.001 - 9.500	156	17,742,658.35	1.77
9.501 - 10.000	96	9,173,260.29	0.91
10.001 - 10.500	50	4,135,924.98	0.41
10.501 - 11.000	19	1,811,040.08	0.18
11.001 - 11.500	10	1,029,014.02	0.10
11.501 - 12.000	10	768,941.23	0.08
12.001 - 12.500	2	160,874.29	0.02
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

Minimum:	4.700%
Maximum:	12.250%
Weighted Average:	6.996%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2005-02	2	$379,674.15	0.04%
2005-03	10	2,486,579.40	0.25
2006-07	7	1,391,209.90	0.14
2006-08	527	113,253,115.15	11.27
2006-09	4,204	856,143,458.13	85.20
2006-10	1	180,000.00	0.02
2007-03	1	58,631.58	0.01
2007-08	16	3,187,486.60	0.32
2007-09	113	19,775,137.63	1.97
2009-08	9	1,664,377.56	0.17
2009-09	45	6,382,346.76	0.64
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

LBMLT 2004-6 Collateral Summary – Group 2

Total Number of Loans	1,610	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$513,001,487	Yes	11.5%
Average Loan Principal Balance	$318,634	No	88.5%
Fixed Rate	4.3%		
Adjustable Rate	95.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	79.3%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	6.9%	Yes	57.5%
Weighted Average Margin	5.1%	No	42.5%
Weighted Average Initial Periodic Cap	1.1%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	12.9%	None	20.8%
Weighted Average Floor	6.9%	0.001 - 1.000	3.6%
Weighted Average Original Term (mo.)	359	1.001 - 2.000	67.9%
Weighted Average Remaining Term (mo.)	358	2.001 - 3.000	7.7%
Weighted Average Loan Age (mo.)	1		
Weighted Average Combined LTV	80.4%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	635	(Other states account individually for less than	
Non-Zero Weighted Average DTI	41.3%	3% of the Cut-off Date principal balance)	
% IO Loans	46.8%	CA	64.8%
		NY	4.4%
Lien Position		FL	3.9%
First	100.0%	CO	3.6%
		WA	3.4%
Product Type			
2/28 ARM (Libor)	93.2%	**Occupancy Status**	
Fixed Rate	4.3%	Primary Home	97.5%
3/27 ARM (Libor)	1.7%	Investment	2.0%
5/25 ARM (Libor)	0.5%	Second Home	0.5%
Other	0.3%		

Collateral information is as of the Cut-Off Date.

Collateral Characteristics – Group 2

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	62	$2,617,656.85	0.51%
50,000.01 - 100,000.00	84	6,394,465.04	1.25
100,000.01 - 150,000.00	142	17,706,988.02	3.45
150,000.01 - 200,000.00	155	26,963,110.94	5.26
200,000.01 - 250,000.00	100	22,449,860.85	4.38
250,000.01 - 300,000.00	93	25,588,448.37	4.99
300,000.01 - 350,000.00	276	89,433,418.00	17.43
350,000.01 - 400,000.00	264	99,180,486.12	19.33
400,000.01 - 450,000.00	132	56,039,539.05	10.92
450,000.01 - 500,000.00	112	53,360,118.89	10.40
500,000.01 - 550,000.00	61	31,981,270.70	6.23
550,000.01 - 600,000.00	65	37,661,852.43	7.34
600,000.01 - 650,000.00	31	19,496,230.26	3.80
650,000.01 - 700,000.00	17	11,499,231.99	2.24
700,000.01 - 750,000.00	9	6,630,742.73	1.29
750,000.01 - 800,000.00	1	774,439.07	0.15
800,000.01 - 850,000.00	3	2,489,765.75	0.49
850,000.01 - 900,000.00	2	1,734,657.68	0.34
950,000.01 - 1,000,000.00	1	999,204.26	0.19
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Minimum:	$25,188.36
Maximum:	$999,204.26
Average:	$318,634.46

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	30	$11,225,230.26	2.19%
5.501 - 6.000	180	67,965,902.68	13.25
6.001 - 6.500	359	129,292,705.51	25.20
6.501 - 7.000	418	139,095,132.61	27.11
7.001 - 7.500	233	78,040,971.08	15.21
7.501 - 8.000	135	43,650,614.35	8.51
8.001 - 8.500	53	18,056,448.37	3.52
8.501 - 9.000	22	6,824,686.46	1.33
9.001 - 9.500	11	3,236,702.77	0.63
9.501 - 10.000	83	8,260,928.81	1.61
10.001 - 10.500	48	4,025,607.31	0.78
10.501 - 11.000	16	1,461,329.67	0.28
11.001 - 11.500	10	935,411.60	0.18
11.501 - 12.000	10	768,941.23	0.15
12.001 - 12.500	2	160,874.29	0.03
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Minimum: 4.700%
Maximum: 12.250%
Weighted Average: 6.861%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	2	$1,047,223.02	0.20%
181 - 240	8	706,526.05	0.14
301 - 360	1,600	511,247,737.93	99.66
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 359

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	2	$1,047,223.02	0.20%
181 - 240	8	706,526.05	0.14
301 - 360	1,600	511,247,737.93	99.66
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Minimum: 179
Maximum: 359
Weighted Average: 358

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
30.01 - 40.00	3	$518,742.42	0.10%
40.01 - 50.00	7	1,415,684.39	0.28
50.01 - 60.00	27	6,603,619.93	1.29
60.01 - 70.00	73	19,923,104.10	3.88
70.01 - 80.00	1,181	382,100,230.28	74.48
80.01 - 90.00	252	83,845,287.04	16.34
90.01 - 100.00	67	18,594,818.84	3.62
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Minimum: 36.67%
Maximum: 100.00%
Weighted Average: 80.39%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
501 - 550	194	$40,701,696.14	7.93%
551 - 600	345	99,984,752.64	19.49
601 - 650	570	174,480,125.13	34.01
651 - 700	343	131,038,573.21	25.54
701 - 750	124	52,180,480.65	10.17
751 - 800	34	14,615,859.23	2.85
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Non- Zero Minimum: 501
Maximum: 798
Non-Zero WA: 635

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Purchase	987	$316,650,245.47	61.73%
Cash Out Refinance	543	171,443,988.47	33.42
Rate/Term Refinance	80	24,907,253.06	4.86
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Single Family	1,221	$387,218,638.20	75.48%
PUD	211	68,232,705.30	13.30
Condo	109	32,095,266.37	6.26
2 Family	57	22,493,080.95	4.38
3 Family	7	1,754,012.25	0.34
Townhouse	5	1,207,783.93	0.24
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
CA-N	546	$203,125,228.64	39.60%
CA-S	343	129,389,712.66	25.22
NY	56	22,473,650.13	4.38
FL	78	19,755,835.99	3.85
CO	82	18,298,252.38	3.57
WA	78	17,648,194.31	3.44
IL	33	9,938,643.51	1.94
TX	51	9,869,948.63	1.92
VA	25	8,232,989.31	1.60
GA	22	6,381,170.89	1.24
MI	22	6,292,394.92	1.23
MD	21	6,101,716.41	1.19
OR	22	5,460,701.76	1.06
NV	18	5,406,407.51	1.05
AZ	26	5,228,064.13	1.02
NJ	16	5,073,241.29	0.99
MN	13	3,999,924.20	0.78
CT	11	3,790,361.57	0.74
OH	14	2,774,512.89	0.54
UT	8	2,367,189.75	0.46
MA	7	2,245,167.40	0.44
WI	10	2,194,260.05	0.43
NC	15	2,043,629.30	0.40
PA	9	1,982,716.60	0.39
TN	16	1,884,095.51	0.37
DC	3	1,336,028.60	0.26
HI	2	1,328,739.65	0.26
OK	4	1,278,992.52	0.25
RI	4	1,022,921.73	0.20
ID	2	984,891.87	0.19
Other	53	5,091,902.89	0.99
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
None	331	$106,473,133.34	20.75%
1% Amount Prepaid >20% OrigBal	21	6,214,428.34	1.21
1% of OrigBal >20% OrigBal	14	2,774,512.89	0.54
2% Amount Prepaid	21	6,797,020.06	1.32
2% of UPB	17	5,022,845.93	0.98
2% of UPB >20% OrigBal	7	349,949.96	0.07
3 Mo. Int. Amount Prepaid	7	2,245,167.40	0.44
3% 2% 1% of OrigBal	391	87,177,091.51	16.99
3% of OrigBal	6	2,639,415.61	0.51
6 Mo. Int. Amount Prepaid >20% OrigBal	795	293,307,921.96	57.17
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Full	1,191	$354,571,539.88	69.12%
Stated	407	155,010,597.92	30.22
Limited	12	3,419,349.20	0.67
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date.

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
4.001 - 4.500	85	$35,416,427.14	7.21%
4.501 - 5.000	1,289	410,750,970.45	83.64
5.501 - 6.000	87	24,034,339.77	4.89
6.001 - 6.500	1	499,695.47	0.10
6.501 - 7.000	88	20,050,692.67	4.08
7.001 - 7.500	1	121,947.25	0.02
7.501 - 8.000	1	196,000.00	0.04
Total:	**1,552**	**$491,070,072.75**	**100.00%**

Minimum: 4.250%
Maximum: 7.600%
Weighted Average: 5.056%

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	1,513	$477,932,757.58	97.32%
3.000	39	13,137,315.17	2.68
Total:	**1,552**	**$491,070,072.75**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.054%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	1,552	$491,070,072.75	100.00%
Total:	**1,552**	**$491,070,072.75**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
10.501 - 11.000	2	$625,797.19	0.13%
11.001 - 11.500	28	10,599,433.07	2.16
11.501 - 12.000	175	65,793,051.26	13.40
12.001 - 12.500	349	124,561,090.31	25.37
12.501 - 13.000	397	129,964,821.55	26.47
13.001 - 13.500	223	74,807,922.39	15.23
13.501 - 14.000	129	41,623,316.89	8.48
14.001 - 14.500	53	18,092,334.94	3.68
14.501 - 15.000	22	6,824,686.46	1.39
15.001 - 15.500	9	2,816,006.46	0.57
15.501 - 16.000	81	8,088,968.21	1.65
16.001 - 16.500	47	3,988,438.89	0.81
16.501 - 17.000	16	1,461,329.67	0.30
17.001 - 17.500	9	893,059.94	0.18
17.501 - 18.000	10	768,941.23	0.16
18.001 - 18.500	2	160,874.29	0.03
Total:	**1,552**	**$491,070,072.75**	**100.00%**

Minimum: 10.700%
Maximum: 18.250%
Weighted Average: 12.683%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	30	$11,225,230.26	2.29%
5.501 - 6.000	176	66,504,314.91	13.54
6.001 - 6.500	349	124,561,090.31	25.37
6.501 - 7.000	397	129,792,661.27	26.43
7.001 - 7.500	225	75,595,314.20	15.39
7.501 - 8.000	128	41,084,213.52	8.37
8.001 - 8.500	51	17,304,943.13	3.52
8.501 - 9.000	22	6,824,686.46	1.39
9.001 - 9.500	9	2,816,006.46	0.57
9.501 - 10.000	81	8,088,968.21	1.65
10.001 - 10.500	47	3,988,438.89	0.81
10.501 - 11.000	16	1,461,329.67	0.30
11.001 - 11.500	9	893,059.94	0.18
11.501 - 12.000	10	768,941.23	0.16
12.001 - 12.500	2	160,874.29	0.03
Total:	**1,552**	**$491,070,072.75**	**100.00%**

Minimum: 4.700%
Maximum: 12.250%
Weighted Average: 6.859%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
2005-03	5	$1,788,976.72	0.36%
2006-07	2	485,434.67	0.10
2006-08	175	55,925,463.14	11.39
2006-09	1,332	421,543,146.81	85.84
2007-08	6	1,393,185.73	0.28
2007-09	21	7,178,734.10	1.46
2009-08	5	997,670.88	0.20
2009-09	6	1,757,460.70	0.36
Total:	**1,552**	**$491,070,072.75**	**100.00%**